

September 15, 2010

Michael A. DiGregorio
Executive Vice President and Chief Financial Officer
Korn/Ferry International
1900 Avenue of the Stars, Suite 2600
Los Angeles, CA 90067

> **Re:** **Korn/Ferry International**
> **Form 10-K for the Fiscal Year ended April 30, 2010**
> **Filed June 29, 2010**
> **File No. 001-14505**

Dear Mr. DiGregorio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Fee Revenue, page 22

1. We have reviewed your response to comment 1 and note that you believe the increase of $40 million in fee revenue related to 2010 fiscal year acquisitions, or 7% of revenues, is not material to total fee revenues. While we may not agree with your materiality assessment in relation to total fee revenues, it is clear that the $40 million impact on fee revenues is material to the change in fee revenues, a decrease of $66 million, which exclusive of the new acquisitions would have been a decrease of $106 million, meaning the impact of fee revenues from 2010 fiscal year acquisitions was to decrease the overall decrease in fee revenues by 38%. As the discussion on page 22 is a discussion of the changes in fee revenue from fiscal 2009 to fiscal 2010, this amount is exceedingly material to that discussion. Please show us the disclosure you will include in future

filings to disclose the impact of these acquisitions on your fiscal year 2010 fee revenue, and to discuss the 16.6% decrease in fee revenues exclusive of the acquisitions.

General and Administrative Expenses, page 24

2.   We have reviewed your response to comment 2, and we note that you have attributed the decrease in your allowance as a percentage of receivables to improving economic conditions and the write-off of fully reserved accounts receivable. As we understand the decrease in accounts receivable and difficult economic conditions in fiscal 2009 created an abnormally high allowance, please tell us why you believe your current allowance is sufficient, and tell us why your allowance as a percentage of accounts receivable is 43% lower than the average allowance for the four years previous to fiscal 2009, excluding the impact of the abnormally high allowance in fiscal 2009. Also, please clarify for us how the $5 million written off in fiscal 2010 is different from the other fully reserved accounts receivable written off each year, which appear to have been $8.5 million, $9.5 million and $8.6 million in 2010, 2009 and 2008. Please also confirm that the $5 million you are referring to is part of the $8.5 million in write-offs disclosed on page F-10 ($7.4 million), adjusted for the error of $1.1 million you noted in your response to comment 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact me at (202) 551-3693 or Dan Gordon at (202) 551-3486.

Sincerely,

Eric McPhee
Staff Accountant